Exhibit (h)(6)

AMENDED AND RESTATED

SCHEDULE A

TO ACCOUNTING AND ADMINISTRATIVE SERVICES AGREEMENT

This Amended and Restated Schedule A (“Schedule A”) to the Ivy NextShares Accounting and Administrative Services Agreement dated September 6, 2016 (the “Agreement”), is effective as of October 31, 2017, and supersedes any prior Schedule A to the Agreement.

Ivy Focused Energy NextShares

Ivy Focused Growth NextShares

Ivy Focused Value NextShares